FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1           Translation of letter to the Buenos Aires Stock Exchange dated August 30, 2013

TRANSLATION

Autonomous City of Buenos Aires, August 30, 2013

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange

Ref: Relevant Information regarding the agreement for development of unconventional hydrocarbons in the Province of Neuquén.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of the Buenos Aires Stock Exchange Regulations.

In that connection, and continuing from our prior communication dated July 16, 2013, please be advised that the Legislature of the Province of Neuquén enacted provincial law No. 2687 by which the agreement signed on July 24, 2013 between YPF S.A. and the Ministry of Energy of the Province of Neuquén (the “Agreement”) was approved, in accordance with which, the Province of Neuquén agreed (i) to designate a surface area of 327 km2 corresponding to the northern section of the Loma La Lata exploitation concession (“LLN”); (ii) incorporate such designated surface area into the surface area of the Loma Campana exploitation concession (“LC”) and (iii) extend the Loma Campana exploitation concession for a term of 22 years starting from the date of its expiration.  In that manner, the LC and LLN areas will cover a surface area of 395 km2 as described in our prior communication dated July 16, 2013 and the term of the LC exploitation concession, including the LLN portion, will be extended for 35 years, until November 11, 2048.  Additionally, the Agreement grants certain tax benefits regarding certain activities related to the operations in LC and contemplates certain obligations and financial covenants on the part of YPF.

Although the Agreement was approved by Provincial Decree 1208/13, its effectiveness was subject to ratification by the Provincial Legislature.  On the date hereof, the Official Bulletin of the Province of Neuquén published Decree 1525/2013 which promulgated the aforementioned Law No. 2867.

The publication and promulgation of provincial law No. 2687 satisfies the principal condition precedent for Chevron to make the initial payment of 300 million dollars (which will have the benefit of a guarantee by YPF for the following ninety days until the implementation of all associated documentation). Such implementation of the associated documentation, including, among other contracts to be executed and documents to be delivered, those necessary to effect the contribution of 50% of the LC concession, would satisfy the conditions precedent necessary for Chevron to make the additional payments corresponding to the pilot project, for a total sum of 1,240 million dollars which will be disbursed in accordance with the progress of the first phase of the pilot project.

Yours faithfully,

Gabriel E. Abalos
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: August 30, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer